Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

David A. Sirignano
Partner
+1.202.739.5420
david.sirignano@morganlewis.com

September 10, 2021

VIA EDGAR AS CORRESPONDENCE

David Lin, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osprey Bitcoin Trust
Registration Statement on Form 10-12G
Filed July 8, 2021
File No. 000-56307

Dear Mr. Lin:

On behalf of Osprey Bitcoin Trust, a Delaware statutory trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated August 5, 2021 (the “Comment Letter”), relating to the above-referenced filing of the Trust’s Registration Statement on Form 10-12G (the “Form 10-12G”). The Trust is also filing concurrently herewith Amendment No. 1 to the Form 10-12G (“Amendment No. 1”) with this response letter.

Set forth below are the Trust’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Trust. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Exhibit 99.1 to Amendment No. 1 (the “Information Statement”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 and the Information Statement.

Form 10-12G filed July 8, 2021

Key Operating Metrics, page 2

David Lin, Esq.
September 10, 2021

1.	Based on disclosure on the facing page, page 2 and in the notes to the financial statements, it appears that the principal market to measure fair value of your Bitcoin was Coin Metrics CMBI Bitcoin Index for all periods through March 31, 2021. However, it appears that on May 10, 2021, you changed the principal market to Coinbase Pro. If true, please revise your filing to more clearly disclose that you changed the principal market, the reasons you changed the principal market and ensure your disclosure is clear throughout the filing, including on page 38, regarding the principal market used to measure fair value at each period end. Additionally, please disclose the impact to the fair value measurement of your Bitcoin on the date of change.

Response: We have revised the Information Statement as requested. Please see the discussion on page 2 of the Information Statement.

Summary, page 3

2.	We note the disclosure that the purpose of the Trust is to provide investors a cost-effective and convenient way to invest in Bitcoin. Please revise to clarify that an indirect investment in Bitcoin through your Units may operate and perform differently from a direct investment in Bitcoin and to summarize the material differences.

Response: We have incorporated the requested clarification. Please see the discussion on page 3 of the Information Statement.

3.	We note the statement that there can be no guarantee that you will be successful in listing the Units on a national securities exchange and that any such listing will require the national securities exchange to first receive approval from the SEC. Revise to additionally state that to date no national securities exchange has received such approval for any Bitcoin trust. In addition, correct the erroneous cross reference to “There is no guarantee that an active trading market for the Units will continue to develop.”

Response: We have revised the disclosure on page 3 of the Information Statement as requested, and corrected the cross reference to refer to the risk factor “Failure of funds that hold digital assets or that have exposure to digital assets through derivatives to receive SEC approval to list their shares on exchanges could adversely affect the value of the Units.”

4.	Please disclose in the summary that the Trust is passive and not actively managed, as you state on page 42.

Response: We have added the requested disclosure on page 4 of the Information Statement.

David Lin, Esq.
September 10, 2021

5.	We note the statement on pages 4 and 5 that “The Trust currently expects that the value of any such Additional Currency would be determined by reference to the principal market.” Please disclose what discretion the Trust has in this regard.

Response: We have incorporated the requested disclosure. Please see the discussion on page 5 of the Information Statement.

6.	Please define Actual Exchange Rate on page 5.

Response: In response to the Staff’s comment, we have revised the Information Statement to replace the defined term “Actual Exchange Rate” with “exchange rate at the time of conversion.”

7.	We note the disclosure here that the Trust’s investment objective is for the Units (based on Bitcoin per Unit) to reflect the value of the Bitcoins held by the Trust, determined by reference to the Index, less the Trust’s expenses and other liabilities. Please explain how the Trust evaluates its ability to meet the investment objective in light of the fact that there is currently no secondary trading market or redemption program for the Shares.

Response: We have incorporated the requested disclosure. Please see the discussion on page 3 of the Information Statement.

Valuation of Bitcoin and Bitcoin Holdings, page 3

8.	We note you disclose that the Bitcoin Market Price is calculated using a non-GAAP methodology. We also note your disclosure on page 2 that appears to indicate that the Bitcoin Market Price is used to measure fair value under US GAAP. Please revise to more clearly to explain the differences between the fair value measurements used for US GAAP amounts and for non-GAAP financial measures. To the extent you have non-GAAP financial measures, please revise to disclose the information required by Item 10(e) of Regulation S-K. Additionally, please revise to ensure your disclosure throughout the filing clearly distinguishes if a fair value metric is GAAP or non-GAAP measure.

Response: We have revised the disclosure accordingly throughout the Information Statement.

Additional Currency, page 4

David Lin, Esq.
September 10, 2021

9.	If material, please revise to disclose the fair value of any additional currency held by the trust at each period end and provide appropriate detail including how it was valued.

Response: The Trust does not hold, and to date, has not held, any Additional Currency.

Risk Factors, page 7

10.	Provide separately-captioned risk factors addressing the following:
•	The lack of insurance protection for the Bitcoin that you hold and
•	Because the Units reflect the estimated accrued but unpaid expenses of the Trust, the number of Bitcoins represented by a Unit will gradually decrease over time as the Trust’s Bitcoins are used to pay the Trust’s expenses.

Response: We have added the requested risk disclosure. Please see additional risk factors on pages 25 to 26 of the Information Statement.

The value of the Units relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations..., page 15

11.	Please revise this risk factor to provide quantitative information regarding the volatility of the price of Bitcoin generally and in recent periods, including the decline in digital asset prices that began in May 2021.

Response: We have revised the risk disclosure as requested. Please see the discussion on pages 16 to 17 of the Information Statement.

Due to the unregulated nature and lack of transparency surrounding the operations of Bitcoin exchanges..., page 17

12.	You state that Bitcoin exchanges are relatively new and, in some cases, unregulated. Please revise to discuss in greater detail the extent to which the material aspects of the business and operations of Bitcoin exchanges are not regulated. For example, please address the fact that trading platforms for digital assets do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets.

Response: We have augmented the disclosure as requested. Please see additional discussion on page 17 of the Information Statement.

David Lin, Esq.
September 10, 2021

Difficulties or limitations in the processes of issuance and redemption (if any) of Units may interfere with opportunities for arbitrage, page 19

13.	Provide here a quantitative discussion of the historical premiums of the closing price of the Units quoted on OTCQX (and OTC Markets) over the value of the Trust’s NAV per Unit.

Response: We have augmented the risk factor discussion and include quantitative information about the Trust’s historical premiums on page 50 of the Information Statement.

Disruptions at Bitcoin exchanges and potential consequences of a Bitcoin exchange’s failure..., page 20

14.	Please revise this risk factor to reference your use of the Coinbase Pro Market Price and discuss any material risks related thereto.

Response: We have augmented the risk factor as requested. Please see the discussion of potential consequences of disruption to Bitcoin trading on Coinbase on page 21 of the Information Statement.

The security of our Bitcoin Holdings cannot be assured, page 21

15.	Revise here and in the Description of the Custodial Services Agreement section beginning on page 68 to address the following:
•	Explain what is meant by the statement that the Trust must use the Custodian’s service on an “as is” basis;
•	Explain more fully what is meant by the statement that the Custodian is not liable for any loss that is caused, directly or indirectly, by any action taken to secure the digital assets or accounts of the Trust; and
•	Discuss the “other exceptions” under the Custodial Services Agreement.

Response: We have made the requested revisions. Please see the revised discussion of Custodial Services Agreement and related risk factors on pages 22, 74 and 75 of the Information Statement.

Regulation of the Bitcoin industry continues to evolve, page 24

16.	We note that this risk factor includes disclosure regarding a number of different regulatory uncertainties, each of which poses its own distinct set of risks to the business and operations of the Trust. Please revise to address each of the material regulatory risks in

David Lin, Esq.
September 10, 2021

separately captioned risk factors, in each case clearly identifying the risk or uncertainty and the impact on the Trust.

Response: We have revised the risk disclosure as requested. Please see separately captioned risk factors on pages 27 to 28 of the Information Statement under “Risk Factors Related to the Regulation of the Trust and the Units.”

Bitcoin Exchange Public Market Data, page 37

17.	Please revise to provide more detailed disclosure regarding each of the Bitcoin exchanges referenced in the table on page 37. In this regard, we note your disclosure that the domicile, regulation and legal compliance of the Bitcoin exchanges included in the Index varies.

Response: We have augmented the disclosure as requested. Please see the discussion on pages 39 to 40 to Information Statement.

18.	Please revise to describe the methodology utilized by the Index Provider to select a Bitcoin exchange for inclusion in the Index.

Response: We have augmented the disclosure as requested. Please see the discussion on pages 39 to 40 to Information Statement.

19.	Please disclose the extent to which any Bitcoin exchanges have previously been removed from the Index by the Index Provider and the reasons thereof.

Response: We have augmented the disclosure as requested. Please see the discussion on pages 39 to 40 to Information Statement.

20.	Please disclose the date that the Index was launched. In addition, to the extent material to understanding the performance of the Index, please include a chart comparing the historical Index to the prices on the each of the Bitcoin exchanges included in the Index. Also include a risk factor disclosing any material risks relating to the limited history of the Index.

Response: We have augmented the disclosure as requested. Please see the discussion on page 40 to Information Statement.

21.	Update the disclosure in this section, including the exchanges that comprise the index, as of the most recent practicable date.

David Lin, Esq.
September 10, 2021

Response: We have updated the disclosure as requested on pages 39 to 40 of the Information Statement.

Bitcoin Market Price, page 38

22.	You disclose that in order to calculate the Bitcoin Market Price, the Sponsor will employ a cascading set of rules sequentially and in the order as presented, should one or more specific rule(s) fail. You also disclose that if the Sponsor makes a good faith determination that each sequential rule does not reflect an accurate Bitcoin price, it will employ the next rule to determine the Bitcoin Market Price. Please revise to disclose any criteria that the Sponsor would use in making such determination. To the extent such determination will not be based on predefined criteria, state so here, and add a risk factor addressing attendant risks to investors.

Response: We have added the requested disclosure. Please see the discussion on pages 67 to 68 of the Information Statement.

23.	Please revise to clarify how you will determine whether a third party’s public data feed is “reasonably reliable” and clarify what you mean by the phrase “major Bitcoin exchanges,” as you reference in the second and third sequential rules on page 38.

Response: We have incorporated the requested clarification. Please see discussion on pages 67 to 68 of the Information Statement.

24.	Please provide illustrative examples regarding how the Sponsor would use its best judgment to determine a good faith estimate of the Bitcoin Market Price under the last sequential rule, as disclosed on page 39.

Response: We changed our pricing procedures as disclosed on pages 67 to 68 of the Information Statement. The new procedures contain a description of Pricing Committee actions in the event we cannot reasonably rely on the price provided by our principal or secondary market.

25.	You state on page 52 that the Sponsor uses the Index to calculate the Bitcoin Market Price, however there is no discussion of that in this section. Please reconcile these disclosures and expand your disclosure here as necessary.

Response: We have reconciled the disclosures. Please see the discussion on page 54 of the Information Statement.

26.	Here, or in another appropriate place, describe the methodology the Index Provider uses to determine the Index.

David Lin, Esq.
September 10, 2021

Response: We have added the requested disclosure. Please see the discussion on page 39 of the Information Statement.

Government Oversight - Regulation of Bitcoin, page 40

27.	Please revise this section to discuss specific regulatory changes or actions in foreign jurisdictions that may have impacted the price of Bitcoin or may impact it in the future. In addition, add a separately captioned risk factor discussing these matters.

Response: We have added the requested disclosure. Please see the discussion on pages 42 to 43 of the Information Statement and additional risk factor on page 29 of the Information Statement.

Historical Bitcoin Holdings and Bitcoin Prices, page 46

28.	Please update the disclosure in this section to reflect the most recent practicable date.

Response: We updated the disclosure as requested. Please see the discussion on page 49 of the Information Statement.

Description of the Trust, page 50

29.	Please disclose here when, where, and how frequently you will publish NAV per Unit.

Response: We updated the disclosure as requested. Please see the discussion on page 51 of the Information Statement.

Hypothetical Expense Example, page 50

30.	We note your statement that the table on page 49 “does not show the effect of any waivers of the Management Fee that may be in effect from time to time” Please describe the circumstances under which the Management Fee may be waived from time to time.

Response: We have added the requested disclosure. Please see the discussion on page 53 of the Information Statement.

The Index Provider Agreement, page 52

31.	Please revise to explain in what way the Index Provider has agreed to indemnify the sponsor.

David Lin, Esq.
September 10, 2021

Response: We updated the disclosure as requested. Please see the discussion on page 55 of the Information Statement.

32.	Here, or in an appropriate place, disclose how you will notify Unitholders of material changes to the Index calculation methodology or composition.

Response: We updated the disclosure as requested. Please see the discussion on page 55 of the Information Statement.

The Sponsor’s Role, page 52

33.	Please disclose the extent to which the Sponsor has discretion to select a different index.

Response: We updated the disclosure as requested. Please see the discussion on page 55 of the Information Statement.

The Transfer Agent’s Role, page 54

34.	You disclose that the “Sponsor directs the Transfer Agent to credit the number of Creation Baskets to the investor on behalf of which an Authorized Participant submitted a creation order,” and that the “Transfer Agent will issue Creation Baskets.” Please revise to define the terms “Authorized Participant” and “Creation Baskets.” We note similar references on pages 58, 59, and 63. To the extent you intend to issue Units through Authorized Participants, please revise to provide detailed disclosure regarding the same.

Response: We have revised the disclosure accordingly on page 57.

Conflicts of Interest, page 55

35.	Please quantify any significant ownership of Bitcoin by the Sponsor, any affiliates thereof, or the Initial Purchaser.

Response: We have added the requested disclosure regarding Bitcoin ownership by the Sponsor. As discussed in the disclosure regarding conflicts, certain executive officers of the Sponsor may own Bitcoin, but they are not permitted to trade with the Trust. We respectfully believe that this does not raise a conflict requiring disclosure of Bitcoin ownership by such persons. The Initial Purchaser is not affiliated with the Trust or the Sponsor, and the Trust no longer effects transaction in Bitcoin with Grapefruit Trading, LLC, the proprietary trading firm with which the Initial Purchaser is affiliated. We respectfully believe that his ownership of Bitcoin does not raise a conflict requiring disclosure of such ownership. Please see discussion on page 59 of Information Statement.

36.	We note your disclosure that the “Initial Purchaser, through the proprietary Bitcoin trading firm he operates may engage in Bitcoin trading with the Trust entities.” Please also disclose whether the Sponsor or its affiliates, on its or their own account, may engage in Bitcoin purchase or sale transactions with you. If so, please revise to disclose the attendant risks related to the foregoing.

David Lin, Esq.
September 10, 2021

Response: We have added the requested disclosure. Please see the discussion on page 59 of the Information Statement.

The Custodian, page 55

37.	We note that Fidelity Digital Asset Services, LLC will serve as the Trust’s Bitcoin custodian. Please briefly discuss the experience and qualifications of Fidelity Digital Asset Services, LLC with respect to acting as a Bitcoin custodian. Additionally, please advise if, to your knowledge, Fidelity Digital Asset Services, LLC has ever been the target of a material cyber-attack or other act which resulted in a breach of a digital asset custodial account and any digital asset loss.

Response: We have added the requested disclosure. Please see the discussion on page 57 of the Information Statement. To our knowledge, Fidelity Digital Assets Services, LLC (FDAS) has not been the target of a material cyber-attack or other act which resulted in a breach of a digital asset custodial account and any digital asset loss.

Principal Unitholders, page 56

38.	Please disclose the natural person(s) who directly or indirectly exercise sole or shared voting or investment control over the Units held by Celsius Network Ltd. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: We have included the requested disclosure. Please see the discussion on page 60 of the Information Statement.

The Initial Purchaser, page 56

39.	You disclose that the “biggest investor” in the Trust was the Initial Purchaser as of December 31, 2020. Please revise to identify the Initial Purchaser and briefly discuss the nature of such investments. Also revise to identify the “Individual Purchaser,” as referenced in the second paragraph of this section.

Response: We have included the requested disclosure. Please see the discussion on page 59 of the Information Statement.

Description of the Units, page 57

David Lin, Esq.
September 10, 2021

40.	We note that section 7.1 of the Second Amended and Restated Declaration of Trust and Trust Agreement filed as Exhibit 4.1 includes a provision that limits the rights of Unitholders to bring a derivative action. Please revise to address the following:
•	Include risk factor disclosure highlighting the material risks related to this provision, including how it will impact your investors and the difficulties that Unitholders may have in attempting to locate other Unitholders to reach the 10% threshold for derivative actions;
•	Revise the risk factor “As a Unitholder, you will not have the rights normally associated with ownership of Units of other types of investment vehicles” on page 22 to appropriately reflect this provision;
•	Disclose any questions as to enforceability under federal and state law;
•	Clarify whether this provision applies to claims under the federal securities laws; and
•	If the provision does not apply to actions arising under the federal securities laws, ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

Response: We have added the requested risk disclosure. Please see additional disclosure on pages 70 and 71 of the Information Statement.

Transfer Restrictions, page 59

41.	Please disclose whether the Unitholder must make a request to have the legend removed. If not, please explain the reasons for removing the legends in the absence of request. Also please revise to disclose any representations that will be required to be made to counsel as part of the legend removal process, and clarify whether the Unitholders will be required to make such representations or whether they will come solely from the Sponsor.

Response: We have included the requested disclosure. Please see the discussion on pages 62 and 63 of the Information Statement.

42.	Please provide us your analysis as to whether the minimum one-year holding period will be shortened for Units purchased from the Trust once the Trust has been subject to Securities Exchange Act reporting for at least ninety days, and revise your disclosure as appropriate.

Response: We believe the minimum one-year holding period for Units purchased from the Trust will be shortened to six months once the Trust has been a Securities Exchange Act Reporting Company for at least 90 days, and all other requirements for resale of securities under Rule 144 under the Securities Act are met. As a general matter, Rule 144 under the

David Lin, Esq.
September 10, 2021

Securities Act provides safe harbor from being deemed engaged in a distribution (and therefore acting as an underwriter) to persons meeting the Rule’s requirements. Section (d)(1) of Rule 144, provides generally if the issuer of the securities is, and has been for a period of ninety days immediately before the sale, subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act (“Reporting Issuer”), a minimum of six months must elapse between the later of the date of the acquisition of the securities from the issuer (or an affiliate of the issuer) and any resale of such securities in reliance on the Rule (so long as the Trust is not delinquent in its reporting obligations). By contrast, paragraph (d)(2) of Rule 144 provides that if the issuer of the securities is not a Reporting Issuer, a minimum of one year must elapse between the later of the date of acquisition of the securities from the issuer (or any affiliate of the issuer) and any resale in reliance on the Rule. Pursuant to paragraph (d)(1) of Rule 144, ninety days after the Trust becomes a Reporting Issuer for purposes of the Rule, purchasers of Units from the Trust (or an affiliate, if applicable) should therefore be able to rely on the six-month holding period required by the Rule, provided all of other requirements of Rule 144 are met.

Please see the discussion on page 63 of the Information Statement.

Description of Issuance of Units, page 60

43.	Revise to describe how you will determine how many Units you will issue for each purchase order. Disclose how you will determine how many Bitcoin are represented by each purchase order. In addition, the fact sheet on your website refers to an additional investment minimum of $10,000, but this is not discussed in the registration statement. Please advise.

Response: We have revised the disclosure as requested and to address the $10,000 minimum applicable to subsequent investments. Please see the discussion on pages 1 and 65 of the Information Statement.

Key Storage, page 60

44.	Please disclose what portion of the digital assets are currently held in cold storage. Explain whether there are any minimum or maximum amounts that must be in either hot or cold storage. To the extent the determination regarding how to store digital assets is solely within the discretion of the Custodian, revise your disclosure accordingly. To the extent applicable, include appropriate risk factor disclosure addressing the risk that the Custodian may utilize hot storage for material amounts of the Trusts’ assets, thereby increasing the risk of misappropriation.

David Lin, Esq.
September 10, 2021

Response: We have revised the disclosure as requested. Please see the discussion on page 64 of the Information Statement.

Purchase Procedures, page 61

45.	Disclose in greater detail how the Sponsor will choose a counterparty when purchasing Bitcoin:
•	Describe the criteria the Sponsor uses to select the group of counterparties through which it rotates;
•	Explain what discretion it has in selecting the group of counterparties through which it rotates;
•	Discuss in greater detail the factors the Sponsor will use to rotate through the counterparties; and
•	Explain what discretion the Sponsor has when choosing a counterparty for a specific transaction.

In addition, list all counterparties through which you currently rotate.

Response: We have added the requested disclosure. Please see the discussion on pages 65 to 66 of the Information Statement.

Termination of the Trust, page 67

46.	We note your disclosure on page 78 that the “death, legal disability, bankruptcy, insolvency, dissolution, or withdrawal of any Unitholder (as long as such Unitholder is not the sole Unitholder of the Trust) shall not result in the termination of the Trust, and such Unitholder, his/her estate, custodian or personal representative shall have no right to withdraw or value such Unitholder’s Units.” Please revise to add risk factor disclosure related to such provision and any material risks related thereto.

Response: We have added the requested risk disclosure. Please see additional risk factor on page 26 of the Information Statement.

Description of the Custodial Services Agreement, page 68

47.	Please discuss the extent to which you have inspection or auditing rights under the Custodial Services Agreement, and if applicable, the extent and manner in which the Trust or other parties will inspect or audit the Custodian. Explain in greater detail how you intend to validate existence, exclusive ownership and software functionality of private keys and other ownership records.

David Lin, Esq.
September 10, 2021

Response: We have added the requested disclosure. Please see the discussion on page 75 of the Information Statement.

Statements of Assets and Liabilities, page F-3

48.	It appears that the line items presented in net assets in your annual and interim statements of assets and liabilities represent the change in net assets for a period as opposed to the accumulated amount of each item as of the end of the period. Please tell us why you believe this presentation is appropriate or revise. For example, paid-in capital should represent the accumulated investment in the trust as of each period end presented. Similarly, you should present the accumulated amount of the unrealized appreciation on investment in Bitcoin as of the period end as opposed to the net change for the period.

Response: The Trust’s financial statements were restated as of August 16, 2021, to correct an error in the financial statements and to conform to GAAP requirements.

Note 3. Fair Value of Bitcoin, page F-11

49.	Please tell us how you determined if the fair value measurement for your investment in Bitcoin should be classified as Level 1 of fair value hierarchy.

Response: We understand that the fair value hierarchy for Levels 1 and Level 2 are as follows:

•	Level 1 – valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Trust has the ability to access. Since valuations are based on quoted prices that are readily available and regularly available in an active market, these valuations do not entail a significant degree of judgment.
•	Level 2 – valuations are based on quoted prices in markets that are not active or for which significant inputs are observable, either directly or indirectly.

•	There are several primary reasons we believe an investment in Bitcoin should be classified as a Level 2 investment: (1) crypto exchanges are relatively new; (2) crypto exchanges are mostly unregulated; (3) prices between crypto exchanges can vary; and (4) we do not have sufficient insight into how Coinbase Pro determines its price.

Up until May 2021, the Trust used the CMBI Index as the Bitcoin Market Price to determine fair value. As the price determination of the Index is not transparent, the price is determined to constitute level 2.

While the trading volumes of top Bitcoin exchanges for the reporting periods from January 22, 2019 (commencement of operation) to March 31, 2021 support defining the Bitcoin exchanges as “active markets,” the Bitcoin exchanges are relatively new and unregulated. As a result and as disclosed in the Information Statement and notes to the Trust’s financial statements, we believe the valuation of Bitcoin could entail a significant degree of judgement, including with respect to which Bitcoin exchanges are considered

David Lin, Esq.
September 10, 2021

as an input to the trading price of Bitcoin. To date Bitcoin exchanges have registered frequent price differentials. Such price differences are not typical characteristics for active markets, and might be indicators that the quoted price while readily available is not reliable. Coinbase Pro determines its price and we do not have an access to their data. We believe that the quoted price, while readily available, is not as reliable as the pricing of traditional stock markets.

Based on the above considerations, we assess that Level 2 designation appears to be more appropriate for the Trust’s investment in Bitcoin for the reporting period from January 22, 2019 (commencement of operations) to March 31, 2021. As Bitcoin exchanges continue to evolve and develop, we will periodically re-assess our approach to valuation of Bitcoin and its fair value hierarchy characterization.

Exhibits

50.	Please file the following documents as exhibits to the registration statement:
•	the Index Provider Agreement, as discussed on page 52;
•	the Transfer Agency and Service Agreement, as discussed on page 54; and
•	the Subscription Agreement, as discussed on page 61.

Alternatively, please tell us why you are not required to do so. Please refer to Item 601 of

Regulation S-K.

Response: We are filing the specified agreements as exhibits to Amendment No.1.

General

51.	You state that the Trust’s investment objective is for the Units to reflect the value of the Bitcoin held by the Trust, less the Trust’s expenses and other liabilities. Please discuss in your registration statement the extent to which the Trust has met its investment objective in light of the difference between the trading price of the Units on the OTCQX (and OTC Markets) as compared to the Trust’s NAV per Unit, as you disclose on page 48.

Response: We have added the requested disclosure to the Information Statement. Please see the discussion on page 66 of the Information Statement.

52.	We note your disclosure on the cover page that Theorem Fund Services is the administrator of the Trust. Please revise to discuss whether the Trust has entered into any agreement with the Administrator. If applicable, please revise to disclose the material terms and conditions of such agreement. File such agreement as an exhibit to your registration statement, or tell us why this is not required. Please also discuss in greater detail the services the Administrator will provide to the Trust. In this regard, we note your disclosure on page 22 that the Administrator will determine the NAV of the Trust and the NAV per Unit on a daily basis.

David Lin, Esq.
September 10, 2021

Response: We have revised the disclosure as requested. Please see the discussions of the Administration Agreement on pages 75 to 76 of the Information Statement. We are filing the Administration Agreement as an exhibit to Amendment No. 1.

53.	Please expand your disclosure to include a section explaining how the Trust’s NAV will be calculated. Also please explain how the Administrator will accrue and allocate expenses and liabilities of the Trust for purposes of calculating the NAV.

Response: We have augmented the disclosure as requested. Please see the discussion on pages 2 and 75 of the Information Statement.

*   *   *   *   *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5420 or via email at david.sirignano@morganlewis.com or Emily D. Chapman of Morgan, Lewis & Bockius LLP at (202) 739-5699 or via email at emily.chapman@morganlewis.com.

Sincerely,

David A. Sirignano

cc:	Laura E. Flores, Esq.
Emily D. Chapman, Esq.